EXHIBIT 99.1

Nothing in this electronic transmission constitutes an offer of, or an invitation to offer, securities for sale in any jurisdiction.

B Communications Ltd. Announces Final Results of the Modified Dutch Auction Tender Offer for a Portion of its 7⅜% Senior Secured Notes due 2021

By B Communications (SP4) LP

Ramat Gan, Israel - June 28, 2016 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced today the final results of the previously announced modified Dutch auction tender offer for cash (the “Tender Offer”) by B Communications (SP4) Limited Partnership (the “Offeror”) pursuant to a Tender Offer Memorandum dated May 26, 2016 (the “Tender Offer Memorandum”), to purchase a portion of the Company’s 7⅜% Senior Secured Notes due 2021 (the “Notes”) (CUSIP: 05542Y AA7; ISIN Number: IL0011312266).

The Tender Offer expired at 5:00 p.m., London time, on Monday, June 27, 2016.

The Clearing Price for the Tender Offer is US$1.07 per US$1.00 nominal amount of Notes.

According to information provided by the Information and Tender Agent and Israeli Tender Agent, approximately US$ 18,600,000 in aggregate principal amount of Notes were validly tendered (and not withdrawn) at a price equal to or below the Clearing Price. In accordance with the terms of the Tender Offer, all such Notes that were validly tendered (and not withdrawn) will be accepted for purchase by the Offeror at the Clearing Price.

The total consideration to be paid by the Offeror in the Tender Offer (including purchasing all Notes accepted for purchase and paying Accrued Interest thereon) will be approximately US$ 20,000,000 (subject to rounding and assuming a Payment Date of June 30, 2016).

The Offeror intends to promptly make payment through the Clearing Systems for all Notes accepted for purchase in the Tender Offer and anticipates that the Payment Date will be on or about June 30, 2016.

Capitalized terms used in this announcement and not otherwise defined have the meanings ascribed to them in the indenture governing the Notes or in the Tender Offer Memorandum.

The Tender Offer Memorandum contains additional material information about the Tender Offer, the Offeror and the Company and all Noteholders are urged to read the Memorandum in its entirety. Additionally, a complete description of the terms and conditions of the Tender Offer are set out in the Tender Offer Memorandum.

The Dealer Manager in the Tender Offer was: J.P. Morgan Securities LLC; The Information and Tender Agent in the Tender Offer was: Lucid Issuer Services Limited; The Israeli Tender Agent in the Tender Offer was: Epsilon Underwriting & Issuing Ltd.

www.bcommunications.co.il

ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

ISRAEL

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620